SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2019

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                               Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                     No   ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

QUARTERLY REPORT

Quarter Ended September 30, 2019

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States, references to “Rs.” or “rupees” or “Indian rupees” or “INR” are to the legal currency of India, references to “MXN” are to Mexican pesos, the legal currency of Mexico, references to “ZAR” are to the South African rand, the legal currency of South Africa, references to “UAH” are to Ukrainian hrynia, the legal currency of Ukraine, references to “GBP” are to Pounds sterling, the legal currency of the United Kingdom and references to “EUR” or “euros” are to the legal currency of the European Union. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented.

References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADSs” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to "IFRIC" are to the International Financial Reporting Interpretations Committee. References to “OCI” are to other comprehensive income, to “FVTOCI” are to fair value through other comprehensive income and to “FVTPL” are to fair value through profit and loss.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “ANDS” are to Abbreviated New Drug Submissions, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to “EU” are to the European Union. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IQVIA Holdings Inc. (formerly Quintiles IMS Holding Inc.) (“IQVIA”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.70.64, as published by Federal Reserve Board of Governors on September 30, 2019. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Our main corporate website address is https://www.drreddys.com. Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION TITLED “OPERATING AND FINANCIAL REVIEW, TREND INFORMATION” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

2

3

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of
Particulars	Note	September 30, 2019		September 30, 2019		March 31, 2019
		Convenience translation (See Note 2(d))
ASSETS
Current assets
Cash and cash equivalents	4	U.S.$	43	Rs.	3,012	Rs.	2,228
Other investments	5		362		25,540		22,529
Trade and other receivables	6		576		40,698		39,869
Inventories	7		496		35,033		33,579
Derivative financial instruments			6		423		360
Tax assets			42		2,951		3,400
Other current assets			176		12,428		12,536
Total current assets		U.S.$	1,700	Rs.	120,085	Rs.	114,501
Non-current assets
Property, plant and equipment		U.S.$	750	Rs.	53,008	Rs.	54,088
Goodwill	11		55		3,891		3,902
Other intangible assets			573		40,449		44,367
Trade and other receivables	6		21		1,455		113
Investment in equity accounted investees			33		2,323		2,529
Other investments	5		27		1,894		813
Deferred tax assets			140		9,859		4,168
Other non-current assets			13		897		946
Total non-current assets		U.S.$	1,611	Rs.	113,776	Rs.	110,926
Total assets		U.S.$	3,311	Rs.	233,861	Rs.	225,427
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$	218	Rs.	15,434	Rs.	14,553
Short-term borrowings	13		146		10,304		12,125
Long-term borrowings, current portion	13		84		5,953		4,256
Provisions			61		4,339		4,166
Tax liabilities			6		450		181
Derivative financial instruments			3		215		68
Bank overdraft	4		0		4		-
Other current liabilities			347		24,477		24,351
Total current liabilities		U.S.$	866	Rs.	61,176	Rs.	59,700
Non-current liabilities
Long-term borrowings	13	U.S.$	216	Rs.	15,284	Rs.	22,000
Deferred tax liabilities			5		348		610
Provisions			1		50		52
Other non-current liabilities			45		3,187		2,868
Total non-current liabilities		U.S.$	267	Rs.	18,869	Rs.	25,530
Total liabilities		U.S.$	1,133	Rs.	80,045	Rs.	85,230
Equity
Share capital	14	U.S.$	12	Rs.	831	Rs.	830
Treasury shares	14		(14)		(1,009)		(535)
Share premium			119		8,426		8,211
Share based payment reserve			15		1,054		990
Capital redemption reserve			2		173		173
Retained earnings			2,014		142,302		128,646
Other components of equity			29		2,039		1,882
Total equity		U.S.$	2,177	Rs.	153,816	Rs.	140,197
Total liabilities and equity		U.S.$	3,311	Rs.	233,861	Rs.	225,427

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS

(in millions, except share and per share data)

		For the six months ended September 30,						For the three months ended September 30,
Particulars	Note	2019		2019		2018		2019		2018
		Convenience translation (See Note 2(d))
Revenues	15	U.S.$	1,224	Rs.	86,444	Rs.	75,185	Rs.	48,009	Rs.	37,978
Cost of revenues			552		38,965		33,560		20,389		17,081
Gross profit			672		47,479		41,625		27,620		20,897
Selling, general and administrative expenses			408		28,842		24,478		16,777		12,372
Research and development expenses			103		7,271		8,277		3,662		4,120
Other income, net	16		(55)		(3,894)		(944)		(135)		(641)
Total operating expenses			456		32,219		31,811		20,304		15,851
Results from operating activities (A)			216		15,260		9,814		7,316		5,046
Finance income			17		1,225		1,184		535		833
Finance expense			(9)		(601)		(403)		(304)		(208)
Finance income, net (B)	17		9		624		781		231		625
Share of profit of equity accounted investees, net of tax (C)			4		280		192		117		109
Profit before tax [(A)+(B)+(C)]			229		16,164		10,787		7,664		5,780
Tax (expense)/benefit, net	18		20		1,389		(1,188)		3,261		(742)
Profit for the period		U.S.$	248	Rs.	17,553	Rs.	9,599	Rs.	10,925	Rs.	5,038
Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$	1.50	Rs.	105.90	Rs.	57.83	Rs.	65.93	Rs.	30.35
Diluted earnings per share of Rs.5/- each		U.S.$	1.50	Rs.	105.71	Rs.	57.76	Rs.	65.82	Rs.	30.31

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	For the six months ended September 30,						For the three months ended September 30,
Particulars	2018		2019		2018		2019		2018
	Convenience translation (See Note 2(d))
Profit for the period	U.S.$	248	Rs.	17,553	Rs.	9,599	Rs.	10,925	Rs.	5,038
Other comprehensive income/(loss)
Items that will not be reclassified to the consolidated income statement:
Changes in the fair value of financial instruments	U.S.$	2	Rs.	113	Rs.	(456)	Rs.	160	Rs.	59
Actuarial gains on post-employment benefit obligations		-		-		8		-		8
Tax impact on above items		(0)		(1)		124		(1)		(16)
Total of items that will not be reclassified subsequently to the consolidated income statement	U.S.$	2	Rs.	112	Rs.	(324)	Rs.	159	Rs.	51
Items that will be reclassified subsequently to the consolidated income statement:
Changes in fair value of financial instruments	U.S.$	(0)	Rs.	(8)	Rs.	-	Rs.	(1)	Rs.	-
Foreign currency translation adjustments		4		255		148		427		225
Foreign currency translation reserve re-classified to the income statement on disposal of foreign operation		-		-		(113)		-		(113)
Effective portion of changes in fair value of cash flow hedges, net		(4)		(271)		(590)		(187)		(312)
Tax impact on above items		1		88		231		65		114
Total of items that will be reclassified subsequently to the consolidated income statement	U.S.$	1	Rs.	64	Rs.	(324)	Rs.	304	Rs.	(86)
Other comprehensive income/(loss) for the period, net of tax	U.S.$	2	Rs.	176	Rs.	(648)	Rs.	463	Rs.	(35)
Total comprehensive income for the period	U.S.$	251	Rs.	17,729	Rs.	8,951	Rs.	11,388	Rs.	5,003

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(in millions, except share and per share data)

	Share capital		Share premium		Treasury shares		Share- based payment reserve		Fair value reserve			Foreign currency translation reserve		Hedging reserve		Capital redemption reserve		Actuarial gains /(losses)		Retained earnings		Total
Balance as of April 1, 2019 (A)	Rs.	830	Rs.	8,211	Rs.	(535)	Rs.	990	Rs.	(1,910)		Rs.	4,031	Rs.	156	Rs.	173	Rs.	(395)	Rs.	128,646	Rs.	140,197
Profit for the period		-		-		-		-		-			-		-		-		-		17,553		17,553
Net change in fair value of equity instruments		-		-		-		-		86			-		-		-		-		19 (1)		105
Foreign currency translation adjustments		-		-		-		-		-			255		-		-		-		-		255
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.88		-		-		-		-		-			-		(183)		-		-		-		(183)
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.1		-		-		-		-		-			-		-		-		(1)		-		(1)
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	86		Rs.	255	Rs.	(183)	Rs.	-	Rs.	(1)	Rs.	17,572	Rs.	17,729
Issue of equity shares on exercise of options		1		215		-		(208)		-			-		-		-		-		-		8
Share-based payment expense		-		-		-		272		-			-		-		-		-		-		272
Purchase of treasury shares		-		-		(474)		-		-			-		-		-		-		-		(474)
Dividend paid (including corporate dividend tax)		-		-		-		-		-			-		-		-		-		(3,916)		(3,916)
Total transactions with owners of the Company (C)	Rs.	1	Rs.	215	Rs.	(474)	Rs.	(64)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(3,916)	Rs.	(4,110)
Balance as of September 30, 2019 [(A)+(B)+(C)]	Rs.	831	Rs.	8,426	Rs.	(1,009)	Rs.	1,054	Rs.	(1,824)			Rs4,286	Rs.	(27)	Rs.	173	Rs.	(396)	Rs.	142,302	Rs.	153,816
Convenience translation (See note 2(d))	U.S.$	12	U.S.$	119	U.S.$.	(14)	U.S.$	15	U.S.$.	(26)		U.S.$	61	U.S.$.	(0)	U.S.$	2	U.S.$.	(6)	U.S.$	2,014	U.S.$	2,177
Balance as of April 1, 2018	Rs.	830	Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,046)		Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,865	Rs.	126,460
Adjustment on account of transition to IFRS 9(2)		-		-		-		-		(50)			-		-		-		-		(12)		(62)
Adjusted balance as of April 1, 2018 (A)	Rs.	830	Rs.	7,790	Rs.	-	Rs.	1,021	Rs.	(1,096	)(3)	Rs.	4,184	Rs.	45	Rs.	173	Rs.	(402)	Rs.	113,853	Rs.	126,398
Profit for the period		-		-		-		-		-			-		-		-		-		9,599		9,599
Net change in fair value of equity instruments, net of tax benefit of Rs.127		-		-		-		-		(329)			-		-		-		-		-		(329)
Foreign currency translation adjustments, net of tax benefit of Rs.14(4)		-		-		-		-		-			49		-		-		-		-		49
Effective portion of changes in fair value of cash flow hedges, net of tax benefit of Rs.217		-		-		-		-		-			-		(373)		-		-		-		(373)
Actuarial gain/(loss) on post-employment benefit obligations, net of tax expense of Rs.3		-		-		-		-		-			-		-		-		5		-		5
Total comprehensive income (B)	Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(329)		Rs.	49	Rs.	(373)	Rs.	-	Rs.	5	Rs.	9,599	Rs.	8,951
Issue of equity shares on exercise of options		0		365		-		(365)		-			-		-		-		-		-		0
Share-based payment expense		-		-		-		164		-			-		-		-		-		-		164
Purchase of treasury shares		-		-		(64)		-		-			-		-		-		-		-		(64)
Dividend paid (including corporate dividend tax)		-		-		-		-		-			-		-		-		-		(4,003)		(4,003)
Total transactions with owners of the Company (C)	Rs.	0	Rs.	365	Rs.	(64)	Rs.	(201)	Rs.	-		Rs.	-	Rs.	-	Rs.	-	Rs.	-	Rs.	(4,003)	Rs.	(3,903)
Balance as of September 30, 2018 [(A)+(B)+(C)]	Rs.	830	Rs.	8,155	Rs.	(64)	Rs.	820	Rs.	(1,425)			Rs4,233	Rs.	(328)	Rs.	173	Rs.	(397)	Rs.	119,449	Rs.	131,446

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Represents gain on disposal of financial instruments classified as FVTOCI instruments re-classified to retained earnings.
(2)	Consists of mark to market gains on mutual funds amounting to Rs.50, offset by an impairment loss of Rs.62 on trade receivables. The net impact of Rs.12 was considered in retained earnings.
(3)

Represents mark to market gain/(loss) on available-for-sale financial instruments (under IAS 39) recognized in other comprehensive income (“OCI”). The amount will be retained in OCI and will be re-classified to retained earnings only on disposal of these investments.

(4)	Includes gain of Rs.113 re-classified from foreign currency translation reserve to the income statement on disposal of a foreign operation.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in millions, except share and per share data)

	For the six months ended September 30,
Particulars	2019		2019		2018
	Convenience translation (See Note 2(d))
Cash generated from operating activities:
Profit for the period	U.S.$	248	Rs.	17,553	Rs.	9,599
Adjustments for:
Income tax expense/(benefit)		(20)		(1,389)		1,188
Fair value changes and profit on sale of mutual funds		(8)		(562)		(221)
Depreciation and amortization		91		6,422		5,981
Impairment loss on property, plant and equipment, goodwill and other intangible assets		50		3,561		127
Allowance for credit loss and doubtful trade receivables and other advances		1		105		149
(Gain)/loss on sale or de-recognition of property, plant and equipment and other intangible assets, net		1		39		(540)
Share of profit of equity accounted investees		(4)		(280)		(192)
Foreign exchange gain, net		(0)		(30)		(2,176)
Interest expense, net		1		101		43
Equity settled share-based payment expense		4		272		164
Dividend income		(0)		(5)		-
Changes in operating assets and liabilities:
Trade and other receivables		(36)		(2,512)		(2,881)
Inventories		(21)		(1,454)		(3,428)
Trade and other payables		13		910		(1,611)
Other assets and other liabilities, net		12		872		1,301
Cash generated from operations		334		23,603		7,503
Income tax paid, net		(52)		(3,664)		(1,797)
Net cash generated from operating activities	U.S.$	282	Rs.	19,939	Rs.	5,706
Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment		(30)		(2,137)		(3,668)
Proceeds from sale of property, plant and equipment, and other intangible assets		4		312		1,233
Expenditure on other intangible assets		(7)		(501)		(776)
Purchase of other investments		(981)		(69,304)		(36,637)
Proceeds from sale of other investments		933		65,885		40,119
Dividend received from equity accounted investees		6		392		-
Interest received		7		461		266
Net cash generated from/(used in) investing activities	U.S.$	(69)	Rs.	(4,892)	Rs.	537
Cash flows used in financing activities:
Proceeds from issuance of equity shares		0		0		0
Repayment of short-term borrowings, net		(28)		(2,012)		(290)
Repayment of long-term borrowings		(100)		(7,052)		(42)
Purchase of treasury shares		(7)		(474)		(64)
Dividend paid (including corporate dividend tax)		(55)		(3,916)		(4,003)
Interest paid		(12)		(839)		(746)
Net cash used in financing activities	U.S.$	(202)	Rs.	(14,293)	Rs.	(5,145)
Net increase in cash and cash equivalents		11		754		1,098
Effect of exchange rate changes on cash and cash equivalents		0		26		132
Cash and cash equivalents at the beginning of the period		32		2,228		2,542
Cash and cash equivalents at the end of the period (See Note 4 for further details)	U.S.$	43	Rs.	3,008	Rs.	3,772

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

1.	Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries and joint ventures (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered and having its registered office in Hyderabad, Telangana, India. Through its three businesses - Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars and differentiated formulations. The Company’s principal research and development facilities are located in the states of Telangana and Andhra Pradesh in India, Cambridge in the United Kingdom and Leiden in the Netherlands; its principal manufacturing facilities are located in the states of Telangana, Andhra Pradesh and Himachal Pradesh in India, Cuernavaca-Cuautla in Mexico, Mirfield in the United Kingdom, and Louisiana in the United States; and its principal markets are in India, Russia, the United States, the United Kingdom, and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and on the New York Stock Exchange in the United States.

2.	Basis of preparation of financial statements

a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (hereinafter referred to as the “interim financial statements”) are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019. These interim financial statements were authorized for issuance by the Company’s Board of Directors on November 1, 2019.

b)	Significant accounting policies

The accounting policies applied by the Company in these interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2019 contained in the Company’s Annual Report on Form 20-F except for the changes to the accounting policies on adoption of IFRS 16, “Leases”.

Several other amendments and interpretations apply for the first time in the fiscal year ended March 31, 2020, but do not have an impact on the interim financial statements of the Company.

c)	Basis of measurement

These interim financial statements have been prepared in accordance with the historical cost convention and on an accrual basis, except for the following material items in the statement of financial position:

•	derivative financial instruments are measured at fair value;

•	financial assets are measured either at fair value or at amortized cost depending on the classification;

•

employee defined benefit assets/(liabilities) are recognized as the net total of the fair value of plan assets, adjusted for actuarial gains/(losses) and the present value of the defined benefit obligation;

•	long term borrowings, except obligations under leases, are measured at amortized cost using the effective interest rate method;

•	share-based payments are measured at fair value; and

•	investments in joint ventures are accounted for using the equity method.

d)	Convenience translation

These interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these interim financial statements as of and for the three months and six months ended September 30, 2019 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.70.64, as published by the Federal Reserve Board of Governors on September 30, 2019. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent registered public accounting firm.

9

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

e)	Functional and presentation currency

These interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company.

In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions, unless use of a different currency is considered appropriate.

f)	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2019.

g)	New accounting standards effective as on April 1, 2019

IFRS 16, “Leases”

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for annual reporting periods beginning on or after January 1, 2019.

Impact of the implementation of IFRS 16 on the Company:

IFRS 16, “Leases” changed the ﬁnancial statements of the Company as the majority of leases for which the Company is the lessee became on-balance sheet liabilities with corresponding right-of-use assets also recognized on the statements of financial position. The lease liability reflects the net present value of the remaining lease payments adjusted for payments made before the commencement date, lease incentives and other items related to the lease agreement, and the right-of-use asset corresponds to the lease liability.

Upon adoption of the new standard, a portion of the annual operating lease costs, which was previously fully recognized as a functional expense, is recorded as interest expense. In addition, the portion of the lease payments which represents the reduction of the lease liability is recognized in the cash flow statement as an outflow from financing activities, which was previously fully recognized as an outflow from operating activities.

The Company implemented the new standard on April 1, 2019, and applied the modified retrospective method, with right-of-use assets measured at an amount equal to the lease liability, adjusted by the amount of the prepaid or accrued lease payments relating to those leases recognized in the statements of financial position immediately before the date of initial application and will not restate prior years.

The Company elected to use the transition practical expedient that allows the standard to be applied only to contracts previously identified under IAS 17, “Leases” and IFRIC 4, “Determining Whether an Arrangement Contains a Lease”.

The Company also elected to use the recognition exemption for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (“short-term leases”) and lease contracts for which the underlying asset is of low value (“low value assets”).

10

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

On April 1, 2019, the Company recognized lease liabilities of Rs.1,335 (presented as part of borrowings) and right-of-use assets of Rs.1,153, after adjustments of Rs.182 towards lease incentives and other items related to the lease agreement as at March 31, 2019 (presented as part of Property, plant and equipment). Consequently, the Company has recognized an amount of Rs.211 in depreciation expense and Rs.70 in finance costs for the six months ended September 30, 2019.

Adoption of the new standard had no impact upon leases for which the Company is a lessor.

The updated accounting policies of the Company, effective April 1, 2019, upon adoption of IFRS 16, “Leases” are as follows:

Leases

As lessee, the Company assesses whether a contract contains a lease at inception of such contract. The Company recognizes a right-of-use asset and a corresponding lease liability for all arrangements in which it is a lessee, except for short-term leases and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The lease liability is initially measured at the present value of the future lease payments as from the commencement date of the lease. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate in the respective markets.

The right-of-use assets are initially recognized on the statements of financial position at cost, which is calculated as the amount of the initial measurement of the corresponding lease liability, adjusted for any lease payments made at or prior to the commencement date of the lease, any lease incentive received and any initial direct costs incurred by the Company.

Right-of-use assets are depreciated on a straight-line basis from the commencement date of the lease over the shorter of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are assessed for impairment whenever there is an indication that the statements of financial position  carrying amount may not be recoverable using cash flow projections for the useful life.

Accounting policy relating to leases before April 1, 2019:

At the inception of each lease, the lease arrangement is classified as either a finance lease or an operating lease, based on the substance of the lease arrangement.

Finance leases

A finance lease is recognized as an asset and a liability at the commencement of the lease, at the lower of the fair value of the asset and the present value of the minimum lease payments. Initial direct costs, if any, are also capitalized and, subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Operating leases

Other leases are operating leases, and the leased assets are not recognized on the Company’s statements of financial position. Payments made under operating leases are recognized in the consolidated income statement on a straight-line basis over the term of the lease.

Operating lease incentives received from the landlord are recognized as a reduction of rental expense on a straight line basis over the lease term.

11

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

2.	Basis of preparation of financial statements (continued)

h)	Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

Amendments IFRS 9 and IFRS 7 in response to IBOR reform

In September 2019, The International Accounting Standards Board (Board) has amended some of its requirements for hedge accounting. The amendments are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as interbank offered rates (IBORs).

The Board has amended its new and old financial instruments Standards, IFRS 9, “Financial Instruments” and IAS 39, “Financial Instruments: Recognition and Measurement”, as well as the related Standard on disclosures, IFRS 7, “Financial Instruments: Disclosures”.

The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties.

The amendments come into effect from 1 January 2020 but companies may choose to apply them earlier. The Company is in the process of evaluating the impact of such amendments on its financial statements.

3.	Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment. The Managing Director and the Co-Chairman is the CODM of the Company.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”);
•	Proprietary Products; and
•	Others

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment primarily consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API”, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research, development, and commercialization of differentiated formulations. These products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius® Pharma, LLC.

Others. This segment consists of the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation to pre-clinical development.

The measurement of each segment’s revenues and expenses is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

12

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Information about segments:	For the six months ended September 30, 2019										For the six months ended September 30, 2018
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(1)	Rs.	65,798	Rs.	11,646	Rs.	7,706	Rs.	1,294	Rs.	86,444	Rs.	61,172	Rs.	11,438	Rs.	1,502	Rs.	1,073	Rs.	75,185
Gross profit	Rs.	37,207	Rs.	2,075	Rs.	7,505	Rs.	692	Rs.	47,479	Rs.	36,867	Rs.	2,882	Rs.	1,247	Rs.	629	Rs.	41,625
Selling, general and administrative expenses										28,842										24,478
Research and development expenses										7,271										8,277
Other income, net										(3,894)										(944)
Results from operating activities									Rs.	15,260									Rs.	9,814
Finance income, net										624										781
Share of profit of equity accounted investees, net of tax										280										192
Profit before tax									Rs.	16,164									Rs.	10,787
Tax (expense)/benefit, net										1,389										(1,188)
Profit for the period										17,553										9,599

(1)

Revenues for the six months ended September 30, 2019 and 2018 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.2,789 and Rs.3,114, respectively.

Information about segments:	For the three months ended September 30, 2019										For the three months ended September 30, 2018
Segments	Global Generics		PSAI		Proprietary Products		Others		Total		Global Generics		PSAI		Proprietary Products		Others		Total
Revenues(2)	Rs.	32,816	Rs.	7,107	Rs.	7,425	Rs.	661	Rs.	48,009	Rs.	30,536	Rs.	6,029	Rs.	776	Rs.	637	Rs.	37,978
Gross profit	Rs.	18,200	Rs.	1,750	Rs.	7,298	Rs.	372	Rs.	27,620	Rs.	18,111	Rs.	1,697	Rs.	653	Rs.	436	Rs.	20,897
Selling, general and administrative expenses										16,777										12,372
Research and development expenses										3,662										4,120
Other income, net										(135)										(641)
Results from operating activities									Rs.	7,316									Rs.	5,046
Finance income, net										231										625
Share of profit of equity accounted investees, net of tax										117										109
Profit before tax									Rs.	7,664									Rs.	5,780
Tax (expense)/benefit, net										3,261										(742)
Profit for the period									Rs.	10,925									Rs.	5,038

(2)

Revenues for the three months ended September 30, 2019 and 2018 do not include inter-segment revenues from the PSAI segment to the Global Generics segment, which amount to Rs.1,395 and Rs.1,628, respectively.

13

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

3.	Segment reporting (continued)

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the six months ended September 30,				For the three months ended September 30,
Country	2019		2018		2019		2018
India	Rs.	15,923	Rs.	14,568	Rs.	8,295	Rs.	7,747
United States		39,621		33,888		22,532		16,180
Russia		8,069		7,581		4,105		3,793
Others		22,831		19,148		13,077		10,258
	Rs.	86,444	Rs.	75,185	Rs.	48,009	Rs.	37,978

4.	Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of
	September 30, 2019		March 31, 2019
Cash on hand	Rs.	2	Rs.	2
Balances with banks		2,050		2,102
Term deposits with banks (original maturities less than 3 months)		960		124
Cash and cash equivalents in the statement of financial position	Rs.	3,012	Rs.	2,228
Less : Bank overdrafts used for cash management purposes		4		-
Cash and cash equivalents in the statement of cash flow	Rs.	3,008	Rs.	2,228
Restricted cash balances included above
Balance in unclaimed dividend and debenture interest account	Rs.	112	Rs.	112
Other restricted cash balances		12		12

5.	Other investments

Other investments consist of investments in units of mutual funds, equity securities, bonds, commercial paper and term deposits with banks (i.e., certificates of deposit having an original maturity period exceeding 3 months). The details of such investments as of September 30, 2019 and March 31, 2019 were as follows:

	As of September 30, 2019						As of March 31, 2019
	Cost		Unrealized gain/(loss)		Fair value (2)		Cost		Unrealized gain/(loss)		Fair value (2)
In units of mutual funds	Rs.	17,882	Rs.	205	Rs.	18,087	Rs.	15,933	Rs.	307	Rs.	16,240
In equity securities(1)		2,701		(1,816)		885		2,703		(1,911)		792
In bonds and debentures		3,930		(8)		3,922		5,272		-		5,272
In commercial paper		459		-		459		459		-		459
Term deposits with banks		4,059		-		4,059		558		-		558
Others		22		-		22		21		-		21
	Rs.	29,053	Rs.	(1,619)	Rs.	27,434	Rs.	24,946	Rs.	(1,604)	Rs.	23,342
Current portion
In units of mutual funds	Rs.	17,882	Rs.	205	Rs.	18,087	Rs.	15,933	Rs.	307	Rs.	16,240
In bonds and debentures		2,930		5		2,935		5,272		-		5,272
In commercial paper		459		-		459		459		-		459
Term deposits with banks		4,059		-		4,059		558		-		558
	Rs.	25,330	Rs.	210	Rs.	25,540	Rs.	22,222	Rs.	307	Rs.	22,529

14

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

5.	Other investments (continued)

	As of September 30, 2019						As of March 31, 2019
	Cost		Unrealized gain/(loss)		Fair value (2)		Cost		Unrealized gain/(loss)		Fair value (2)
Non-current portion
In equity securities(1)	Rs.	2,701	Rs.	(1,816)	Rs.	885	Rs.	2,703	Rs.	(1,911)	Rs.	792
In bonds and debentures		1,000		(13)		987		-		-		-
Others		22		-		22		21		-		21
	Rs.	3,723	Rs.	(1,829)	Rs.	1,894	Rs.	2,724	Rs.	(1,911)	Rs.	813

(1)

Primarily represents the shares of Curis, Inc. issued to the Company under a 2015 Collaboration Agreement with Curis, Inc., as amended. For further details, refer to Note 31 of the consolidated financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019.

(2)	Interest accrued but not due on bonds and debentures, commercial paper and term deposits with banks is included in other current assets.

For the purpose of measurement, the aforesaid investments are classified as under:

Investments in units of mutual funds	Fair value through profit and loss
Investments in equity securities	Fair value through other comprehensive income
Investments in market linked debentures	Fair value through other comprehensive income
Investments in bonds, commercial paper, term deposits and others	Amortized cost

6.	Trade and other receivables

	As of
	September 30, 2019		March 31, 2019
Current
Trade and other receivables, gross	Rs.	41,971	Rs.	41,041
Less: Allowance for credit losses		(1,273)		(1,172)
Trade and other receivables, net	Rs.	40,698	Rs.	39,869

Non-current
Trade and other receivables, gross(1)	Rs.	1,455	Rs.	113
Less: Allowance for credit losses		-		-
Trade and other receivables, net	Rs.	1,455	Rs.	113

(1)

Represents amounts receivable pursuant to an out-licensing arrangement with a customer. As these amounts are not expected to be realized within twelve months from the end of the reporting date, they are disclosed as non-current.

The Company has a receivables financing arrangement with a bank, pursuant to which the Company from time to time sells to the bank certain trade receivables of its Global Generics segment, on a non-recourse basis. The receivables sold and the purchase price for them are mutually agreed upon with the bank after considering the credit worthiness of the customers and also other contractual terms with the customer including any gross to net adjustments (due to rebates, discounts etc.) from the contracted amounts. As a result, the receivables are sold at a value that is generally lower than the net amount receivable from its customers thereunder. The Company has transferred substantially all the risks and rewards of ownership of such receivables sold to the bank and, accordingly, the same are derecognized in the statements of financial position.

As on September 30, 2019 and March 31, 2019, the amount of trade receivables de-recognized pursuant to the aforesaid arrangement was Rs.6,709 (U.S.$95) and Rs.7,592 (U.S.$110), respectively.

15

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

7.	Inventories

Inventories consist of the following:

	As of
	September 30, 2019		March 31, 2019
Raw materials	Rs.	10,243	Rs.	8,920
Work-in-progress		7,650		7,201
Finished goods (includes stock-in-trade)		14,465		14,969
Packing materials, stores and spares		2,675		2,489
	Rs.	35,033	Rs.	33,579

Details of inventories recognized in consolidated income statement are as follows:

	For the six months ended September 30,				For the three months ended September 30,
	2019		2018		2019		2018
Raw materials, consumables and changes in finished goods and work in progress	Rs.	24,165	Rs.	17,680	Rs.	12,882	Rs.	9,201
Inventory write-downs(1)		1,915		1,577		1,129		761

(1)

Following the Company’s decision to voluntarily recall all of its ranitidine medications sold in United States due to confirmed contamination with N-Nitrosodimethylamine (NDMA) above levels established by the U.S.FDA, the Company recognized Rs.231 as inventory write downs towards semi-finished and finished inventory of ranitidine during the three months ended September 30, 2019. Further an amount of Rs.170 million is recognized as a possible refund liability (as a reduction from revenue) arising out of the Company’s decision to recall the said product.

8.	Hedges of foreign currency exchange rate risks

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles, Mexican pesos, and South African rands. The Company uses forward, option and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments, such as foreign currency borrowings, as part of its foreign currency exposure risk mitigation strategy.

Details of gain/(loss) recognized in respect of derivative contracts

	For the six months ended September 30,				For the three months ended September 30,
	2019		2018		2019		2018
Net loss recognized in finance costs in respect of foreign exchange derivative contracts	Rs.	(315)	Rs.	(1,026)	Rs.	(287)	Rs.	(503)
Net loss recognized in equity in respect of hedges of highly probable forecast transactions		(271)		(590)		(187)		(312)
Net gain/(loss) recognized as component of revenue		66		(255)		25		(223)

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a loss of Rs.41 and a gain of Rs.229 as at September 30, 2019 and March 31, 2019, respectively.

16

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, bonds and debentures, equity and debt securities, trade receivables, cash and cash equivalents, loans and borrowings, and trade payables.

Derivative financial instruments

The Company uses derivative contracts to mitigate its risk of changes in foreign currency exchange rates. The Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates.

The carrying value and fair value of financial instruments as at September 30, 2019 and March 31, 2019 were as follows:

	As of September 30, 2019				As of March 31, 2019
	Total carrying value		Total fair value		Total carrying value		Total fair value
Assets:
Cash and cash equivalents	Rs.	3,012	Rs.	3,012	Rs.	2,228	Rs.	2,228
Other investments(1)		27,434		27,434		23,343		23,343
Trade and other receivables		42,153		42,153		39,982		39,982
Derivative financial instruments		423		423		360		360
Other assets(2)		3,136		3,136		2,843		2,843
Total	Rs.	76,158	Rs.	76,158	Rs.	68,756	Rs.	68,756
Liabilities:
Trade and other payables	Rs.	15,434	Rs.	15,434	Rs.	14,553	Rs.	14,553
Derivative financial instruments		215		215		68		68
Long-term borrowings		21,237		21,237		26,256		26,256
Short-term borrowings		10,304		10,304		12,125		12,125
Bank overdraft		4		4		-		-
Other liabilities and provisions(3)		22,751		22,751		21,902		21,902
Total	Rs.	69,945	Rs.	69,945	Rs.	74,904	Rs.	74,904

(1)	Interest accrued but not due on investments is included in other assets.

(2)

Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other receivables) of Rs.10,189 and Rs.10,639 as of September 30, 2019 and March 31, 2019, respectively, are not included.

(3)

Other liabilities and provisions that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.9,302 and Rs.8,898 as of September 30, 2019 and March 31, 2019, respectively, are not included.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2019:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	18,087	Rs.	-	Rs.	-	Rs.	18,087
FVTOCI - Financial asset - Investment in equity securities		884		-		-		884
FVTOCI - Financial asset - Investment in market linked debentures		1,992		-		-		1,992
Derivative financial instruments - net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		208		-		208

17

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

9.	Financial instruments (continued)

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2019:

Particulars	Level 1		Level 2		Level 3		Total
FVTPL - Financial asset - Investments in units of mutual funds	Rs.	16,240	Rs.	-	Rs.	-	Rs.	16,240
FVTOCI - Financial asset - Investment in equity securities		791		-		-		791
Derivative financial instruments - net gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)		-		292		-		292

(1)

The Company enters into derivative contracts with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap pricing models and Black-Scholes-Merton models (for option valuation), using present value calculations. The models incorporate various inputs including foreign exchange forward rates, interest rate curves and forward rate curves.

As at September 30, 2019 and March 31, 2019, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

10.	Property, plant and equipment

Acquisitions and disposals

	For the six months ended September 30,				For the year ended March 31, 2019
	2019		2018
Cost of assets acquired during the period	Rs.	2,127	Rs.	3,242	Rs.	8,313
Right to use assets capitalized on adoption of IFRS 16		1,231		-		-
Net book value of assets disposed of during the period (1)(2)		(35)		(424)		(816)
Depreciation expense		4,429		4,153		8,362
Impairment loss recognized during the period (2)		-		94		94

(1)

During the three months ended December 31, 2018, the Company sold one of its API manufacturing business units located in Jeedimetla, Hyderabad to Therapiva Private Limited. This sale was done by way of slump sale (as defined under section 2(42C) of Indian Income Tax Act,1961) including all related property, plant and equipment, current assets, current liabilities, and transfer of employees. An amount of Rs.423 representing the profit on sale of such business unit was included under the head “Other income, net”.

(2)

During the three months ended September 30, 2018, the closing conditions were satisfied and the Company sold all of the issued and outstanding membership interests in Dr. Reddy’s Laboratories Tennessee, LLC and certain related assets. The sale resulted in a gain on disposal of Rs.110, which was recognized in the income statements under the heading “Other income, net” as gain on disposal of assets. The gain on disposal includes Rs.113 of foreign currency translation reserve reclassified to the income statements on disposal of foreign operations. Consequent to the Company’s plan to dispose of certain non-current assets as described above, these assets were measured at the lower of their carrying value and their fair value less costs to sell. Accordingly, Rs.94 had been recognized as impairment loss for the three months ended June 30, 2018.

Capital commitments

As of September 30, 2019 and March 31, 2019, the Company was committed to spend Rs.3,710 and Rs.2,495, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchase commitments.

18

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

11.	Goodwill

Goodwill arising on business combinations is not amortized but is tested for impairment at least annually, or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents goodwill as at September 30, 2019 and March 31, 2019:

	As of
	September 30, 2019		March 31, 2019
Opening balance, gross	Rs.	20,176	Rs.	20,219
Effect of translation adjustments		(1)		(43)
Impairment loss (1)		(16,284)		(16,274)
Closing balance	Rs.	3,891	Rs.	3,902

(1)

The impairment loss of Rs.16,284 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded during the years ended March 31, 2009 and 2010.

12.	Other intangible assets

	For the six months ended September 30,				For the year ended March 31, 2019
	2019		2018
Additions during the period (1)	Rs.	837	Rs.	1,130	Rs.	2,144
Net book value of assets disposed of during the period (2)		55		365		404
Amortization expense		1,993		1,828		3,828
Impairment loss recognized during the period (3)		3,551		33		116

(1)

During the three months ended June 30, 2019, the Company acquired a portfolio of approved, non-marketed Abbreviated New Drug Applications (ANDAs) in the U.S. from Teva for a total consideration of Rs.277 (U.S.$4). The Company recognized these ANDAs acquired as product related intangibles.

(2)

During the six months ended September 30, 2018 and the year ended March 31, 2019, the Company disposed of certain intangible assets forming part of the Company’s Proprietary Products segment. Gain on disposal of such assets amounted to Rs.354 and Rs.682 for the six months ended September 30, 2018 and the year ended March 31, 2019, respectively.

(3)

In June 2019, the Company launched tobramycin inhalation solution, USP, a therapeutic equivalent generic version of TOBI® (tobramycin) Inhalation Solution, and in July 2019 the Company launched ramelteon tablets, 8 mg, a therapeutically equivalent generic version of Rozerem® (ramelteon, 8 mg) Tablets. Subsequent to their respective launches, both products experienced adverse market conditions, such as increased competition and reduced selling prices by competitors. As a result, the performance of the products was significantly lower than the Company’s prior estimates. Accordingly, the Company assessed the recoverable amount of intangible assets associated with these two products and, during the three months ended September 30, 2019, recognized an impairment charge of Rs.2,413 (U.S.$33.8) with respect to these two products. Furthermore, the Company, during the three months ended September 30, 2019, decided to drop the launch of its planned imiquimod cream product, and its entire carrying value of Rs.1,138 (U.S.$15.9) was recognized as an impairment charge.

Accordingly, the total impairment charges recognized during the three months ended September 30, 2019 were Rs.3,551 (U.S.$49.7), all of which was attributable to the Company’s Global Generics segment. All of the aforesaid three products are part of the eight ANDAs acquired from Teva in June 2016.

19

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

12.	Other intangible assets (continued)

Details of significant separately acquired intangible assets as at September 30, 2019 are as follows:

Particulars of the asset	Acquired from	Carrying cost
ANDAs	Teva and an affiliate of Allergan	Rs.	21,278
Select portfolio of dermatology, respiratory and pediatric assets	UCB India Private Limited and affiliates		5,326
Intellectual property rights relating to PPC-06 (tepilamide fumarate)	Xenoport, Inc		3,693
Habitrol ® brand	Novartis Consumer Health Inc.		2,147
Commercialization rights for an anti-cancer biologic agent	Eisai Company Limited		1,692
Intellectual property rights relating to Xeglyze™ lotion	Hatchtech Pty Limited		1,099
Beta brand	3i Group plc		809
Over the counter product brands	Ducere Pharma LLC		764
Various ANDAs	Gland Pharma Limited		300
Intellectual property rights relating to fondaparinux sodium	Alchemia Limited		39

13.	Loans and borrowings

Short-term borrowings

Short-term borrowings primarily consist of “pre-shipment credit” drawn by the parent company which are repayable within 6 to 12 months from the date of drawdown and other unsecured loans drawn by certain of its subsidiaries in Switzerland, Russia, Mexico and South Africa.

Short-term borrowings consist of the following:

	As of
	September 30, 2019		March 31, 2019
Pre-shipment credit	Rs.	3,544	Rs.	5,463
Other working capital borrowings		6,760		6,662
	Rs.	10,304	Rs.	12,125

The interest rate profile of short-term borrowings from banks is given below:

	As of
	September 30, 2019		March 31, 2019
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Pre-shipment credit	USD	1 Month LIBOR + 16.5 to 30 bps	USD	1 Month LIBOR + 25 to 40 bps
Other working capital borrowings	USD	1 Month / 3 Months LIBOR + 55 to 78 bps	USD	1 Month LIBOR + 65 to 95 bps
	RUB	8.49%	RUB	8.22%
	ZAR	1Month JIBAR+120 bps	ZAR	1Month JIBAR+120 bps
	MXN	TIIE + 1.25%	MXN	TIIE + 1.25%
	INR	9.05%	-	-
	-	-	UAH	21.50%

(1)	“INR” means Indian rupees, “USD” means United States dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia and “ZAR” means South African rand.

(2)

“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “JIBAR” means the Johannesburg Interbank Average Rate.

20

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

13.	Loans and borrowings (continued)

Long-term borrowings

Long-term borrowings consist of the following:

	As of
	September 30, 2019				March 31, 2019
	Non-current		Current		Non-current		Current
Foreign currency borrowing by the parent company	Rs.	-	Rs.	5,313	Rs.	3,454	Rs.	1,729
Foreign currency borrowing by the Swiss subsidiary(1)		14,103		-		15,819		1,383
Foreign currency borrowing by the German subsidiary(2)		-		-		2,175		1,087
Obligations under leases		1,181		640		552		57
	Rs.	15,284	Rs.	5,953	Rs.	22,000	Rs.	4,256

(1)	“Swiss subsidiary” refers to Dr. Reddy’s Laboratories, SA

(2)	“German subsidiary” refers to Reddy Holding GmbH

All the foregoing loan agreements impose various financial covenants on the Company. As of September 30, 2019, the Company was in compliance with all such financial covenants.

The interest rate profiles of long-term borrowings (other than obligations under finance leases) as at September 30, 2019 and March 31, 2019 were as follows:

As of
	September 30, 2019		March 31, 2019
	Currency(1)	Interest Rate(2)	Currency(1)	Interest Rate(2)
Foreign currency borrowings	USD	1 Month LIBOR + 70 to 82.7 bps	USD	1 Month LIBOR + 70 to 105 bps
	-	-	EUR	0.81%

(1)	“USD” means United States dollars and “EUR” means Euros.

(2)	“LIBOR” means the London Inter-bank Offered Rate.

Undrawn lines of credit from banks

The Company had uncommitted lines of credit of Rs.51,425 and Rs.47,134 as of September 30, 2019 and March 31, 2019, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its working capital requirements.

21

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

14.	Share capital and share premium

The following table presents the changes in number of equity shares and amount of equity share capital for the six months ended September 30, 2019 and September 30, 2018:

	As of September 30, 2019			As of September 30, 2018
	Number	Amount		Number	Amount
Opening number of equity shares/share capital	166,065,948	Rs.	830	165,910,907	Rs.	830
Add: Equity shares issued pursuant to employee stock option plans(1)	79,800		1	134,950		0
Closing number of equity shares/ share capital	166,145,748	Rs.	831	166,045,857	Rs.	830
Treasury shares(2)	397,100	Rs.	1,009	25,000	Rs.	64

(1)

During the six months ended September 30, 2019 and 2018, 79,800 equity shares and 134,950 equity shares, respectively were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan, 2002 and Dr. Reddy’s Employees Stock Option Plan, 2007. All of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. Upon the exercise of such options, the amount of compensation cost (computed using the grant date fair value) previously recognized in the “share based payment reserve” was transferred to “share premium” in the unaudited condensed consolidated statements of changes in equity.

(2)

Pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2018, the Dr. Reddy’s Employees ESOS Trust (the “ESOS Trust”) was formed to support the Dr. Reddy’s Employees Stock Option Scheme, 2018 by acquiring, from the Company or through secondary market acquisitions, equity shares which are issued to eligible employees upon exercise of stock options thereunder. As at September 30, 2019 and March 31, 2019, the ESOS Trust had purchased 397,100 and 217,976 shares, respectively from the secondary market for an aggregate consideration of Rs.1,009 and Rs.535, respectively.

15.	Revenue from contracts with customers

	For the six months ended September 30,				For the three months ended September 30,
	2019		2018		2019		2018
Sales	Rs.	77,606	Rs.	73,374	Rs.	39,982	Rs.	36,867
Service income		1,063		1,000		486		561
License fees		7,775		811		7,541		550
	Rs.	86,444	Rs.	75,185	Rs.	48,009	Rs.	37,978

Analysis of revenues by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the six months ended September 30,				For the three months ended September 30,
Country	2019		2018		2019		2018
India	Rs.	15,923	Rs.	14,568	Rs.	8,295	Rs.	7,747
United States		39,621		33,888		22,532		16,180
Russia		8,069		7,581		4,105		3,793
Others		22,831		19,148		13,077		10,258
	Rs.	86,444	Rs.	75,185	Rs.	48,009	Rs.	37,978

Refund liabilities on account of sales returns amounting to Rs.3,675 and Rs.3,581 as of September 30, 2019 and March 31, 2019, respectively, has been included in provisions forming part of current liabilities.

22

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

16.	Other income, net

Other income, net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2019		2018		2019		2018
Gain on sale/disposal of property, plant and equipment and other intangible assets, net(1)	Rs.	(19)	Rs.	(540)	Rs.	(14)	Rs.	(472)
Sale of spent chemicals		(149)		(190)		(76)		(97)
Scrap sales		(81)		(97)		(34)		(56)
Miscellaneous income, net(1)		(3,645)		(117)		(11)		(16)
	Rs.	(3,894)	Rs.	(944)	Rs.	(135)	Rs.	(641)

(1)

Miscellaneous income, net includes Rs.3,457 (U.S.$50) received from Celgene pursuant to a settlement agreement entered into in April 2019. The agreement effectively settles any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID ® brand capsules (Lenalidomide) pending before Health Canada.

17.	Finance income/(expense), net

Finance income/(expense), net consists of the following:

	For the six months ended September 30,				For the three months ended September 30,
	2019		2018		2019		2018
Interest income	Rs.	500	Rs.	360	Rs.	275	Rs.	227
Fair value changes and profit on sale of mutual funds		562		221		253		113
Foreign exchange gain		158		603		4		493
Miscellaneous income, net		5		-		3		-
Finance income (A)	Rs.	1,225	Rs.	1,184	Rs.	535	Rs.	833
Interest expense		(601)		(403)		(304)		(208)
Finance expense (B)	Rs.	(601)	Rs.	(403)	Rs.	(304)	Rs.	(208)
Finance income, net [(A)+(B)]	Rs.	624	Rs.	781	Rs.	231	Rs.	625

18.	Income Taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

The Company’s consolidated weighted average tax rate for the six months ended September 30, 2019 and 2018 was (8.6)% and 11.0%, respectively. Income tax benefit was Rs.1,389 for the six months ended September 30, 2019, as compared to income tax expense of Rs.(1,188) for the six months ended September 30, 2018.

The Company’s consolidated weighted average tax rate for the three months ended September 30, 2019 and 2018 was (42.5)% and 12.8%, respectively. Income tax benefit was Rs.3,261 for the three months ended September 30, 2019, as compared to income tax expense of Rs.(742) for the three months ended September 30, 2018.

The effective rates of tax for the three and six months ended September 30, 2019 were lower primarily on account of recognition of a deferred tax asset related to the Minimum Alternate Tax (“MAT”) credits in Dr. Reddy’s Laboratories Limited, India on account of the recently promulgated Taxation Laws (Amendment) Ordinance 2019, that reduced the MAT rate from 21.55% to 17.47% for the fiscal year ended March 31, 2020 and subsequent periods.

23

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

18.	Income Taxes (continued)

A deferred tax asset related to MAT credit is recognized only when and to the extent there is convincing evidence that the Company will pay normal income-tax during the specified period. In the year in which the MAT credit becomes eligible to be recognized as an asset, the asset is created by way of a credit to the income statement. The Company reviews the same at each statement of financial position date.

On account of the foregoing reduction in the MAT rate, the probability that the Company will pay normal income-tax during the specified period has increased significantly. Consequently, the Company has recognized a deferred tax asset related to the MAT credit of Rs.4,989 with the one-time benefit to the income statement for the three and six months ended September 30, 2019.

Total tax benefits recognized directly in the equity were Rs.65 and Rs.88 for the three months and six months ended September 30, 2019, respectively (as compared to tax benefits of Rs.98 and Rs.355 for the three months and six months ended September 30, 2018, respectively). Such tax expenses and benefits were primarily due to tax effects on the changes in fair value of financial instruments and the foreign exchange gain/loss on cash flow hedges.

19.	Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001, on July 27, 2005, and on July 27, 2018 respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan, 2002 (the “DRL 2002 Plan”), the Dr. Reddy’s Employees ADR Stock Option Plan, 2007 (the “DRL 2007 Plan”), and Dr. Reddy’s Employees Stock Option Scheme, 2018 (the “DRL 2018 Plan”) each of which allows for grants of stock options to employees and directors (excluding promoter directors) of the parent company and its subsidiaries (collectively, “eligible employees”).

Grants under Stock Incentive Plans

The terms and conditions of the grants made during the six months ended September 30, 2019 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	46,680	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	85,142	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	61,700	Rs.	2,814.00	1 to 4 years	5 years
DRL 2018 Plan	167,500	Rs.	2,814.00	1 to 4 years	5 years

The above grants were made on May 16, 2019.

The terms and conditions of the grants made during the six months ended September 30, 2018 under the above plans were as follows:

Particulars	Number of instruments	Exercise price		Vesting period	Contractual life
DRL 2002 Plan	119,456	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	70,730	Rs.	5.00	1 to 4 years	5 years
DRL 2007 Plan	102,960	Rs.	1,982.00	1 to 4 years	5 years
DRL 2007 Plan	46,200	Rs.	2,607.00	1 to 4 years	5 years
DRL 2018 Plan	235,700	Rs.	2,607.00	1 to 4 years	5 years

The above grants were made on May 21, 2018, July 26, 2018 and September 21, 2018.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

24

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

19.	Employee stock incentive plans (continued)

The weighted average inputs used in computing the fair value of such grants were as follows:

	May 16, 2019		May 16, 2019		September 21, 2018		July 26, 2018		May 21, 2018
Expected volatility		28.25%		29.29%		33.98%		34.89%		32.97%
Exercise price	Rs.	2,814.00	Rs.	5.00		Rs.5.00 / Rs.2,607.00	Rs.	5.00		Rs.5.00 / Rs.1,982.00
Option life		5.0 Years		2.5 Years		2.5 Years		2.5 Years		2.5 Years
Risk-free interest rate		7.14%		6.76%		7.90%		7.47%		7.46%
Expected dividends		0.71%		0.71%		0.78%		0.94%		1.06%
Grant date share price	Rs.	2,801.00	Rs.	2,801.00	Rs.	2,556.25	Rs.	2,132.75	Rs.	1,893.05

Share-based payment expense

	For the six months ended September 30,				For the three months ended September 30,
	2019		2018		2019		2018
Equity settled share-based payment expense(1)	Rs.	272	Rs.	164	Rs.	136	Rs.	80
Cash settled share-based payment expense(2)		38		38		31		18
	Rs.	310	Rs.	202	Rs.	167	Rs.	98

(1)

As of September 30, 2019, there was Rs.786 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 2.11 years.

(2)

Certain of the Company’s employees are eligible to receive share based payment awards that are settled in cash.  These awards would vest only upon satisfaction of certain service conditions which range from 1 to 4 years. These awards entitle the employees to a cash payment on the vesting date.  The amount of the cash payment is determined based on the price of the Company’s ADSs at the time of vesting. As of September 30, 2019, there was Rs.148 of total unrecognized compensation cost related to unvested awards. This cost is expected to be recognized over a weighted-average period of 2.18 years. This scheme does not involve dealing in or subscribing to or purchasing securities of the Company, directly or indirectly.

20.	Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are invested in bonds issued by the Government of India, in debt securities and in equity securities of Indian companies. The net liability recorded by the Company towards this obligation was Rs.44 and Rs.26 as at September 30, 2019 and March 31, 2019, respectively.

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize them in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.1,004 and Rs.1,089 as at September 30, 2019 and March 31, 2019, respectively.

25

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;
•	Green Park Hospitality Services Private Limited (“Green Park Hospitality”) for catering and other services;
•	Dr. Reddy’s Foundation towards contributions for social development;
•	Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“Reddy Kunshan”) for sales of goods and for research and development services;
•	Pudami Educational Society towards contributions for social development;
•	Indus Projects Private Limited for engineering services relating to civil works;
•	CERG Advisory Private Limited for professional consulting services;
•	Dr. Reddy’s Institute of Life Sciences for research and development services;
•	AverQ Inc.,USA for professional consulting services;
•	Shravya Publications Pvt. Ltd. for professional consulting services;
•	Cancelled Plans LLP for sale of scrap materials;
•	DRES Energy Private Limited for purchase of solar power; and
•	Stamlo Hotels Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and close members of their families.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	For the six months ended September 30,				For the three months ended September 30,
	2019		2018		2019		2018
Research and development services received	Rs.	78	Rs.	40	Rs.	52	Rs.	24
Research and development services provided		58		-		33		-
Contributions towards social development		118		113		81		57
Hotel expenses paid		11		16		5		8
Catering expenses paid		175		106		83		60
Lease rentals paid		18		18		9		9
Civil works		48		55		46		34
Sales of goods		11		12		10		12
Salaries to relatives of key management personnel		4		3		1		1
Others		3		-		1		-

The Company had the following amounts due from related parties as at the following dates:

	As of
	September 30, 2019		March 31, 2019
Key management personnel and close members of their families	Rs.	8	Rs.	8
Other related parties		106		106

The Company had the following amounts due to related parties as at the following dates:

	As of
	September 30, 2019		March 31, 2019
Due to related parties	Rs.	21	Rs.	80

26

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

21.	Related parties (continued)

The following table describes the components of compensation paid or payable to key management personnel for the services rendered during the applicable period:

	For the six months ended September 30,				For the three months ended September 30,
	2019		2018		2019		2018
Salaries and other benefits	Rs.	315	Rs.	291	Rs.	154	Rs.	167
Contributions to defined contribution plans		17		18		8		9
Commission to directors		130		118		55		59
Share-based payments expense		79		49		43		18
	Rs.	541	Rs.	476	Rs.	260	Rs.	253

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

22.	Nature of expense

The following table shows supplemental information related to certain “nature of expense” items for the three months and six months ended September 30, 2019 and 2018:

Depreciation	For the six months ended September 30,				For the three months ended September 30,
	2019		2018		2019		2018
Cost of revenues	Rs.	3,266	Rs.	3,197	Rs.	1,667	Rs.	1,581
Selling, general and administrative expenses		692		382		404		193
Research and development expenses		471		574		234		259
	Rs.	4,429	Rs.	4,153	Rs.	2,305	Rs.	2,033

Amortization	For the six months ended September 30,				For the three months ended September 30,
	2019		2018		2019		2018
Cost of revenues	Rs.	142	Rs.	139	Rs.	72	Rs.	71
Selling, general and administrative expenses		1,792		1,628		933		863
Research and development expenses		59		61		29		31
	Rs.	1,993	Rs.	1,828	Rs.	1,034	Rs.	965

Employee benefits	For the six months ended September 30,				For the three months ended September 30,
	2019		2018		2019		2018
Cost of revenues	Rs.	5,447	Rs.	5,621	Rs.	2,643	Rs.	2,882
Selling, general and administrative expenses		9,178		8,957		4,513		4,573
Research and development expenses		2,245		2,515		1,099		1,267
	Rs.	16,870	Rs.	17,093	Rs.	8,255	Rs.	8,722

27

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings (collectively, “Legal Proceedings”), including patent and commercial matters that arise from time to time in the ordinary course of business. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the Legal Proceedings referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such Legal Proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Note 35 to the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended March 31, 2019 contains a summary of significant Legal Proceedings. The following is a summary, as of the date of this quarterly report, of significant developments in those proceedings as well as any new significant proceedings commenced since the date such Annual Report on Form 20-F was filed.

Product and patent related matters

Launch of product

On June 14, 2018, the U.S. FDA granted the Company final approval for Buprenorphine and Naloxone Sublingual Film, 2 mg/0.5 mg, 4 mg/1 mg, 8 mg/2 mg, and 12 mg/3 mg dosages, a therapeutic equivalent generic version of Suboxone® sublingual film. The U.S. FDA approval came after the conclusion of litigation in the U.S. District Court for the District of Delaware (the “Delaware District Court”), where the Delaware District Court held that patents covering Suboxone® sublingual film would not be infringed by the Company’s commercial launch of its generic sublingual film product. In light of the favorable decision from the Delaware District Court, the Company launched its generic sublingual film product in the U.S. immediately following the U.S. FDA approval on June 14, 2018. On July 12, 2019, the U.S. Court of Appeals for the Federal Circuit (“Court of Appeals”) affirmed the Delaware District Court’s ruling that the Company’s generic version of Suboxone® sublingual films did not infringe the two remaining patents at issue in the Delaware case (U.S. Patent Nos. 8,603,514 and 8,015,150).

After the Delaware District Court’s decision, Indivior filed a second lawsuit against the Company alleging infringement of three additional patents (US 9,687,454, US 9,855,221 and US 9,931,305) in the U.S. District Court for the District of New Jersey (the “New Jersey District Court”), styled Indivior Inc. et al. v. Dr. Reddy’s Laboratories S.A., Civil Action No. 2:17-cv-07111 (D.N.J.). Following the launch, on June 15, 2018, Indivior filed an emergency application for a temporary restraining order and preliminary injunction against the Company in the New Jersey District Court. Indivior’s motion alleged that the Company’s generic sublingual film product infringed one of three patents (US 9,931,305) at issue in the New Jersey District Court.  Pending a hearing and decision on the injunction application, the New Jersey District Court initially issued a temporary restraining order against the Company with respect to further sales, offer for sales, and imports of its generic sublingual film product in the United States. Subsequently, on July 14, 2018, the New Jersey District Court granted a preliminary injunction in favor of Indivior. Under the Order, Indivior was required to and did post a bond of $72 to pay the costs and damages sustained by the Company if it was found to be wrongfully enjoined. The Company immediately appealed the decision, and the Court of Appeals agreed to expedite the appeal.

On November 20, 2018, the Court of Appeals issued a decision vacating the preliminary injunction. On December 20, 2018, Indivior filed a petition seeking rehearing of the appeal, and the Court of Appeals asked the Company to respond to Indivior’s petition. On January 17, 2019, the Company filed its response to Indivior’s petition for rehearing. On February 4, 2019, the Court of Appeals denied Indivior’s petition for rehearing. Indivior subsequently filed two emergency motions in the Court of Appeals to stay issuance of the mandate and to vacate the preliminary injunction, which the Court of Appeals denied. Indivior then petitioned the U.S. Supreme Court to stay issuance of the mandate.

28

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Contingencies (continued)

Indivior’s petition was denied by the Chief Justice of the U.S. Supreme Court on February 19, 2019, and the mandate was issued on the same day. The Company resumed sales of its generic sublingual film product after the mandate was issued.

On February 19, 2019, the New Jersey District Court entered a stipulated order of dismissal of Indivior’s claims under patent US 9,855,221.

On November 13, 2018, the Company filed two petitions for inter-partes review challenging the validity of certain claims of patent US 9,687,454 before the Patent Trial and Appeal Board (“PTAB”). On June 13, 2019, the PTAB agreed to institute inter-partes review on one of the two petitions filed by the Company. A final decision is expected from the PTAB by June 2020.

Litigation before the New Jersey District Court and the PTAB is ongoing. The Company intends to vigorously defend its positions and pursue a claim for damages caused by the preliminary injunction. Any liability that may arise on account of this litigation is unascertainable. Accordingly, no provision was made in the interim financial statements of the Company.

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

As previously disclosed, the Company is involved in legal proceedings with India’s National Pharmaceutical Pricing Authority regarding allegations on the maximum prices permissible for “specified product” Norfloxacin under applicable price control regulations. The matter is adjourned to January 28, 2020 for hearing.

Litigation relating to Cardiovascular and Anti-diabetic formulations

As previously disclosed, the Company is involved in legal proceedings with India’s National Pharmaceutical Pricing Authority regarding allegations that the Company violated the maximum prices permissible for various formulations in the cardiovascular and anti-diabetic therapeutic areas under applicable price control regulations. The matter is adjourned to April 16, 2020 for hearing.

Other product and patent related matters

Namenda Litigation

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit against the Company in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the Alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of “end-payor” purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator’s attempt to shift sales from the original immediate release product to the more recently introduced extended release product. The Company believes that the complaint lacks merit and that the Company’s conduct complied with all applicable laws and regulations.

Defendants' motions to dismiss were denied. Discovery is ongoing. Four other class action complaints, each containing similar allegations to the Sergeants complaint, have also been filed in the U.S. District Court for the Southern District of New York. However, two of those complaints were voluntarily dismissed, and the other two do not name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the U.S. District Court for the Southern District of New York. The case brought by the State of New York contained some (but not all) of the allegations set forth in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on November 30, 2015.

The Company believes that the likelihood of any liability that may arise on account of alleged violation of federal antitrust laws is not probable. Accordingly, no provision was made in the interim financial statements of the Company.

29

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Contingencies (continued)

United States Antitrust Multi-District Litigation

As previously disclosed , the Attorneys General for 49 States, plus the District of Columbia and the Commonwealth of Puerto Rico, filed a lawsuit asserting claims against a number of pharmaceutical companies, including the Company’s subsidiary, Dr. Reddy’s Laboratories, Inc., alleging conspiracies to fix prices and to allocate bids and customers, and such case was subsequently consolidated with certain private plaintiff class actions in a multi-district litigation (“MDL”) in the United States District Court for the Eastern District of Pennsylvania, MDL 2724, In re Generic Pharmaceuticals Antitrust Pricing Litigation (the “MDL-2724”).

On October 11, 2019, United Healthcare Services, Inc. filed a second complaint (which substantially tracks the second complaint filed by the State Attorneys General on May 10, 2019) against the Company’s U.S. subsidiary and twenty-four other defendants in the United States District Court for the District of Minnesota with respect to 116 generic drugs, alleging that the Company’s U.S. subsidiary and the other named defendants engaged in a conspiracy to fix prices and to allocate bids and customers in the United States in the sale of the 116 named drugs. Under the MDL rules, this action will be designated a related “tag along” action and will be transferred to and become a part of the MDL-2724. The Company’s U.S. subsidiary is specifically named as a defendant with respect to five generic drugs (ciprofloxacin HCL tablets, glimepiride tablets, oxaprozin tablets, paricalcitol and tizanidine), and is named as an alleged co-conspirator on an alleged “overarching conspiracy” with respect to the other generic drugs named. The complaint alleges violations of Section 1 of the Sherman Act, 15 U.S.C. §1, the Minnesota antitrust laws, violations of various other state antitrust and consumer protection laws, and for unjust enrichment. The complaint seeks injunctive relief, statutory penalties, punitive damages, and recovery of treble damages, plus attorney’s fees and costs, against all named defendants on a joint and several basis.

The Company believes that the aforesaid asserted claims are without merit and intends to vigorously defend itself against the allegations. Also, any liability that may arise on account of these claims is unascertainable. Accordingly, no provision was made in the interim financial statements of the Company.

Glenmark Litigation

In November 2017, the Company received a letter from Glenmark Farmaceutica Ltda and Glenmark Pharmaceuticals Limited (collectively “Glenmark”), for invocation of arbitration under a distribution agreement and a deed of assignment relating to a product between the Company and Glenmark. Glenmark alleged that the non-supply of the product by the Company severely affected the value of the intellectual property and goodwill and asserted claims to recover the loss along with interest and penalties from the Company.

 In March 2018, an arbitrator was appointed by the Supreme Court of India at Glenmark’s request. In July 2018, Glenmark filed a claim statement against the Company and in September 2018, the Company filed a reply against the claim along with a counter claim.

Glenmark filed a reply to the counter claim of the Company in November 2018 and the issues were finalized. Inspection of documents along with the filing of the statement of Admissions and Denials was completed in December 2018.The Company was asked to submit the list of witnesses by March 5, 2019.

Affidavits in chief examination were filed by witnesses of the Company and Glenmark. The cross examination of the witnesses of Glenmark has completed and that of the Company has commenced and would continue in November 2019.

The Company believes that the asserted claims are without merit and intends to vigorously defend itself against the allegations. Any liability that may arise on account of these claims is unascertainable. No provision was made in the interim financial statements of the Company.

Environmental matters

Land pollution

As previously disclosed, since 1989 the Company has been involved in a series of legal proceedings relating to allegations that the Company, along with various other co-defendants, effected discharges of pollution that damaged certain farms and other lands in the Patancheru and Bollaram areas of Medak district of Andhra Pradesh, India.

30

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Contingencies (continued)

During the three months ended September 2019, the Telangana State Pollution Control Board (“TSPCB”) issued Operational Guidelines on G.O.Ms. No. 24 dated April 24, 2019 and G.O.Ms. No. 31 dated May 24, 2019 for considering the application for expansion of industries (the “Operational Guidelines”) and sought to recover retrospectively 0.5% of the annual turnover (i.e., annual revenue) from the fiscal years ended March 31, 2017, 2018 and 2019 for all the industrial units situated in Patancheru and Bollaram for the purposes of restoration of the said effected area. The Company has four industrial units situated in Bollaram. The issuance of an environmental permit (consent for operation for change of product mix) applied for by one of the Company’s industrial unit has been conditioned upon the payment to the TSPCB of the recoveries sought under the Operational Guidelines.

The Company intends to vigorously defend itself against the recoveries sought under the Operational Guidelines. The Company believes that any liability that might arise in this regard is not probable. Accordingly, no provision relating to these claims has been made in the interim financial statements of the Company.

Water pollution and air pollution

During the year ended March 31, 2012, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (the “APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board’s orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions).

The APP Appellate Board’s decision was challenged by one of the petitioners that was pending in the National Green Tribunal, (the “NGT”), Delhi.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the NGT. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to the point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

The appeals filed by Mr. K. Chidambaram against the Orders of the Appellate Authority, Andhra Pradesh are disposed off as  the same do not survive for consideration as the G.O. based on which the then APPCB had passed its order which was subject matter of appeal before the Appellate Authority has itself been amended vide order July 25, 2013. However, the NGT, Delhi has passed  a direction for the issue of pollution to be considered by the Joint Committee of Central Pollution Control Board, National Environmental Engineering Institute (NEERI), and Telangana State Pollution Control Board to ascertain the present status of pollution issues in Medak, Ranga Reddy, Mahaboobnagar and Nalagonda districts in the State of Telangana particularly in Patancheru and Bollaram industrial clusters and file a report within three months before the NGT, Delhi.

31

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

23.	Contingencies (continued)

Indirect taxes related matters

Distribution of input service tax credits

As disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2019 (the “2019 Form 20-F”), the Central Excise Authorities have issued various demand notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. In response to these notices, the Company has submitted certain replies and filed certain appeals as described in the 2019 Form 20-F.

In addition to the replies disclosed in the 2019 Form 20-F, during the three months ended June 30, 2019, the Company submitted its response to the Central Excise Authorities notice for the period covered from April 2016 to June 2017.

The Company believes that the likelihood of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in these interim financial statements as of September 30, 2019.

Others

Additionally, the Company is in receipt of various demand notices from the Indian Sales and Service Tax authorities. The aggregate disputed amount is Rs.435. The Company has responded to such demand notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these interim financial statements as of September 30, 2019.

24.	Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to current Good Manufacturing Practices (“cGMPs”) deviations at its active pharmaceutical ingredient (“API”) manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The contents of the warning letter emanated from Form 483 observations that followed inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015.

Tabulated below are the further updates with respect to the aforementioned sites:

Month and year	Update
February, March and April 2017

The U.S. FDA completed the re-inspection of the aforementioned manufacturing facilities.  During the re-inspections, the U.S. FDA issued three observations with respect to the API manufacturing facility at Miryalaguda, two observations with respect to the API manufacturing facility at Srikakulam and thirteen observations with respect to the Company’s oncology formulation manufacturing facility at Duvvada.

June 2017	The U.S. FDA issued an Establishment Inspection Report (“EIR”) which indicated that the inspection of the Company’s API manufacturing facility at Miryalaguda was successfully closed.
November 2017	The Company received EIRs from the U.S. FDA for the oncology manufacturing facility at Duvvada which indicated that the inspection status of this facility remained unchanged.
February 2018	The Company received EIRs from the U.S. FDA for API manufacturing facility at Srikakulam which indicated that the inspection status of this facility remained unchanged.
June 2018	The Company requested the U.S. FDA to schedule a re-inspection of the oncology formulation manufacturing facility at Duvvada.
October 2018	The re-inspection was completed for the oncology formulation manufacturing facility at Duvvada and the U.S. FDA issued a Form 483 with eight observations.
November 2018	The Company responded to the observations identified by the U.S. FDA for the oncology formulation manufacturing facility at Duvvada in October 2018.
February 2019	The U.S. FDA issued an EIR indicating successful closure of the audit of the oncology formulation manufacturing facility at Duvvada.

32

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

24.	Receipt of warning letter from the U.S. FDA (continued)

With respect to the API manufacturing facility at Srikakulam, subsequent to the receipt of EIR in February 2018, the Company was asked, in October 2018, to carry out certain detailed investigations and analyses and the Company submitted the results of the investigations and analyses. As part of the review of the response by the U.S. FDA, certain additional follow on queries have been received by the Company. The Company responded to all queries in January 2019 to the U.S. FDA. In February 2019, the Company received certain follow on questions from the U.S. FDA and the Company responded to these questions in March 2019. Based on the subsequent discussion with U.S. FDA, a re- inspection would be conducted for the site. The Company has participated in face to face meeting with U.S.FDA on May 31, 2019 and based on the discussions, U.S. FDA confirmed a re-inspection of the site.

Inspection of other facilities:

Tabulated below are the details of the U.S. FDA inspections carried out at other facilities:

Located in India

Month and year	Unit	Details of observations
June 2018	API Srikakulam Plant (SEZ)	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in August 2018.
November 2018	Formulations Srikakulam Plant (SEZ) Unit II	No observations were noted. An EIR indicating the closure of audit for this facility was issued by the U.S. FDA in February 2019.
January-April 2019	Formulations Srikakulam Plant (SEZ) Unit I	Four observations were noted. The Company responded to the observations and an EIR indicating the closure of audit for this facility was issued by the U.S. FDA in April 2019.
January 2019	API manufacturing Plant at Miryalaguda, Nalgonda

One observation was noted. The Company responded to the observation.

In May 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility is determined as Voluntary Action Initiated (“VAI”).

January-April 2019	Formulations manufacturing facility at Bachupally, Hyderabad

Eleven observations were noted. The Company responded to the observations in January 2019.

In April 2019, an EIR was issued by the U.S. FDA indicating the closure of audit and the inspection classification of the facility is determined as Voluntary Action Initiated (“VAI”).

March-June 2019	Aurigene Discovery Technologies Limited, Hyderabad	No observations noted. In June 2019, the Company received an EIR from the U.S.FDA indicating the closure of audit for this facility.
June -September 2019	Formulations manufacturing plants, Duvvada {Vizag SEZ plant 1 (FTO VII) and Vizag SEZ plant 2(FTO IX)}	Two observations were noted. The Company responded to the observations. In September 2019, an EIR was issued by the U.S. FDA indicating the closure of audit
July- October 2019	API Hyderabad plant 2, Bollaram, Hyderabad

Five observations were noted during U.S.FDA inspection. The Company responded to the observations in August 2019.

In October 2019, an EIR was issued by the U.S.FDA indicating the closure of audit and the inspection classification of the facility is determined as Voluntary Action Initiated (“VAI”).

August- September 2019	Formulations manufacturing plant, (Vizag SEZ plant 1), Duvvada, Visakhapatnam (FTO VII)	Eight observations were noted. The Company responded to the observations in September 2019 and awaiting an EIR.
August- October 2019	Formulations manufacturing facility at Shreveport, Louisiana, U.S.A

No observations were noted.

In October 2019, an EIR was issued by the U.S.FDA indicating the closure of the audit and the inspection classification of the facility is determined as No Action Initiated (“NAI”)

October 2019	API Srikakulam plant (SEZ), Andhra Pradesh	Four observations we noted. The Company will address them comprehensively within the stipulated timeline.

33

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data and where otherwise stated)

25.	Merger of Dr. Reddy’s Holdings Limited into the Parent Company

The Board of Directors, at its meeting held on July 29, 2019, has approved the amalgamation (the ‘Scheme’) of Dr. Reddy’s Holdings Limited (DRHL), an entity held by the Promoter Group, which holds 24.88% of Dr. Reddy’s Laboratories Limited (the ‘Company’) into the Company. This is subject to the approval of shareholders, stock exchanges, the National Company Law Tribunal and other relevant regulators.

The Scheme will lead to simplification of the shareholding structure and reduction of shareholding tiers.

The Promoter Group cumulatively would continue to hold the same number of shares in the Company, pre- and post the amalgamation. All costs, charges and expenses relating to the Scheme will be borne out of the surplus assets of DRHL. Further, any expense, if exceeding the surplus assets of DRHL, will be borne directly by the Promoters.

The Scheme also provides that the Promoters of the Company will jointly and severally indemnify, defend and hold harmless the Company, its directors, employees, officers, representatives, or any other person authorized by the Company (excluding the Promoters) for any liability, claim, or demand, which may devolve upon the Company on account of this amalgamation.

26.	Definitive agreement with Upsher-Smith Laboratories, LLC

On June 14, 2019, the Company entered into a definitive agreement with Upsher-Smith Laboratories, LLC (Upsher-Smith), pursuant to which the Company agreed to sell, at the closing thereunder, its U.S. and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATMTM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”), which are commercialized through its wholly owned subsidiary, Promius Pharma, LLC.

Under the agreement, the Company received U.S.$70 as upfront consideration at the closing thereunder, and is entitled to receive up to U.S.$40.5 in payments contingent upon the achievement of near term milestones and additional financial objectives, including those based upon existing contractual obligations and inventory.  In addition, the Company will be entitled to receive sales based royalties on a quarterly basis.

In July 2019, upon the closing of the transaction, the Company recognized Rs.7,229 (U.S.$105.1) as a license fee forming part of revenue in accordance with guidance available under IFRS 15, Revenue from Contracts with Customers. The costs associated with this transaction recognized under the heads “Cost of revenue” and “Selling, general and administrative expenses” are Rs.328.

27.	Subsequent events

None.

34

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statement, notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, and the unaudited condensed consolidated interim financial statements included in our report on Form 6-K for the three months ended June 30, 2019, all of which are on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended September 30, 2019 compared to the three months ended September 30, 2018

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended September 30,
	2019			2018
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	48,009	100.0%	Rs.	37,978	100.0%	26%
Gross profit		27,620	57.5%		20,897	55.0%	32%
Selling, general and administrative expenses		16,777	34.9%		12,372	32.6%	36%
Research and development expenses		3,662	7.6%		4,120	10.8%	(11)%
Other income, net		(135)	(0.3)%		(641)	(1.7)%	(79)%
Results from operating activities		7,316	15.2%		5,046	13.3%	45%
Finance income, net		231	0.5%		625	1.6%	(63)%
Share of profit of equity accounted investees, net of tax		117	0.2%		109	0.3%	7%
Profit before tax		7,664	16.0%		5,780	15.2%	33%
Tax (expense) / benefit, net		3,261	6.8%		(742)	(2.0)%	539%
Profit for the period	Rs.	10,925	22.8%	Rs.	5,038	13.3%	117%

Revenues

Our overall consolidated revenues were Rs.48,009 million for the three months ended September 30, 2019, an increase of 26% as compared to Rs.37,978 million for the three months ended September 30, 2018.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended September 30,
	2019			2018
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	32,816	68%	Rs.	30,536	80%	7%
PSAI		7,107	15%		6,029	16%	18%
Proprietary Products		7,425	16%		776	2%	857%
Others		661	1%		637	2%	4%
Total	Rs.	48,009	100%	Rs.	37,978	100%	26%

35

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.32,816 million for the three months ended September 30, 2019, an increase of 7% as compared to Rs.30,536 million for the three months ended September 30, 2018.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 11% resulting from the introduction of new products during the period;

•	an increase of approximately 5% resulting from an increase in the sales volume of existing products in this segment; and

•	the foregoing was partially offset by a decrease of approximately 9% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.14,265 million for the three months ended September 30, 2019, which is same as compared to the three months ended September 30, 2018. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 1% in the three months ended September 30, 2019 as compared to the three months ended September 30, 2018.

This decrease in revenues was largely attributable to the following:

•	price erosion in certain of our existing products; and

•

the foregoing was partially offset by revenues from new products launched between October 1, 2018 and September 30, 2019, such as daptomycin injection 500mg, carboprost tromethamine injection, fosaprepitant injection, Colesevalem HCL tablets and pregabalin capsules.

During the three months ended September 30, 2019, we launched eight new products in North America (the United States and Canada). These new products were carboprost tromethamine injection, over-the-counter (“OTC”) guaifenesin and pseudoephedrine HCL, ramelteon tablets, pregabalin capsules, vigabatrin powder for oral solution, bupropion HCL extended release tablets, fosaprepitant injection and docetaxel injection 160mg

During the three months ended September 30, 2019, we made one new ANDA filing to the U.S.FDA. As of September 30, 2019, we had 99 filings pending approval with the U.S. FDA, which includes three NDA filings under section 505(b) (2) and 96 ANDA filings. Out of these 96 ANDA filings, 55 are Paragraph IV filings and we believe we are the first to file with respect to 31 of these filings.

India: Our Global Generics segment’s revenues from India for the three months ended September 30, 2019 were Rs.7,510 million, an increase of 9% as compared to the three months ended September 30, 2018. This increase was primarily attributable to an increase in sales volume and price of our existing products and new products we launched between October 1, 2018 and September 30, 2019.

According to IQVIA in its Moving Quarterly Total report for the three months ended September 30, 2019, our secondary sales in India increased by 13.4% during such period, as compared to the India pharmaceutical market’s growth of 13.1% during such period. During the three months ended September 30, 2019, we launched five brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily, China, South Africa and Brazil) for the three months ended September 30, 2019 were Rs.8,276 million, an increase of 10% as compared to the three months ended September 30, 2018.

Russia: Our Global Generics segment’s revenues from Russia for the three months ended September 30, 2019 were Rs.4,105 million, an increase of 8% as compared to the three months ended September 30, 2018. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 6% for the three months ended September 30, 2019 as compared to the three months ended September 30, 2018. The increase in revenues was primarily on account of an increase in the volumes and sale price of our existing products. Our OTC division’s revenues from Russia for the three months ended September 30, 2019 were 44% of our total revenues from Russia.

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According to IQVIA, as per its report for the three months ended September 30, 2019, our sales value growth and volume growth from Russia, as compared to the Russian pharmaceutical market was as follows:

	For the three months ended September 30, 2019
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	11.4%	(0.1)%	14.7%	6.0%
Over-the-counter (OTC)	7.7%	1.9%	7.0%	(1.7)%
Total (Rx + OTC)	9.7%	0.6%	10.7%	0.7%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,673 million for the three months ended September 30, 2019, an increase of 16% as compared to the three months ended September 30, 2018. This increase was largely attributable to the increase in sales price of our existing major brands coupled with new products launched between October 1, 2018 and September 30, 2019.

Europe: Our Global Generics segment’s revenues from Europe are derived from Germany, the United Kingdom, Italy, France, Spain and our out-licensing business across Europe. Such revenues were Rs.2,764 million for the three months ended September 30, 2019, an increase of 44% as compared to the three months ended September 30, 2018. This increase was primarily on account of increase in sales volume of our existing products and new products launched between October 1, 2018 and September 30, 2019, the foregoing was partially offset by decline by price erosion in certain of our existing products.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,498 million for the three months ended September 30, 2019, an increase of 11% as compared to the three months ended September 30, 2018. This increase was largely attributable to an increase in the sales volumes of our existing products, as well as new products launched between October 1, 2018 and September 30, 2019, the foregoing was partially offset by price erosion in certain of our existing products. Growth was driven by an increase in sales volumes in markets such as Brazil, Turkey and China.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the three months ended September 30, 2019 were Rs.7,107 million, an increase of 18% as compared to the three months ended September 30, 2018. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to:

•	an increase in sales of active pharmaceutical ingredients for the three months ended September 30, 2019, which increased our PSAI segment’s revenues by approximately 16%; and

•	an increase in sales of our pharmaceutical development services business, which increased our PSAI segment’s revenues by approximately 2%.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.7,425 million for the three months ended September 30, 2019, an increase of 857% as compared to Rs.776 million for the three months ended September 30, 2018. This increase was primarily on account of Rs.7,229 million (U.S.$105.1 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC.

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Gross Profit

Our gross profit was Rs.27,620 million for the three months ended September 30, 2019, representing 57.5% of our revenues for that period, as compared to Rs.20,897 million for the three months ended September 30, 2018, representing 55.0% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended September 30,
	2019			2018
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	18,200	55.5%	Rs.	18,111	59.3%
PSAI		1,750	24.6%		1,697	28.1%
Proprietary Products		7,298	98.3%		653	84.1%
Others		372	56.3%		436	68.4%
Total	Rs.	27,620	57.5%	Rs.	20,897	55.0%

The gross profits from our Global Generics segment decreased to 55.5% for the three months ended September 30, 2019 from 59.3% for the three months ended September 30, 2018. This decrease was primarily on account of price erosion in some of our key existing products and a higher charge from write-off of inventory, and the foregoing was partially offset by introduction of new products with higher margins.

The gross profits from our PSAI segment decreased to 24.6% for the three months ended September 30, 2019, from 28.1% for the three months ended September 30, 2018. This decrease was primarily on account of changes in existing product mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products).

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.16,777 million for the three months ended September 30, 2019, an increase of 36% as compared to Rs.12,372 million for the three months ended September 30, 2018. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

an increase of 29% on account of impairment charge of Rs.3,551 million related to three product related intangibles forming part of Company’s Global Generics segment (Refer Note 12 of interim financial statements for further details);

•	an increase of 3% on account of depreciation & amortization charge;

•	an increase of 2% on account of freight outward expenses;

•	an increase of 1% on account of advertisement expenses and

•	an increase of 1% on account of professional expenses.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 33.6% for the three months ended September 30, 2019 from 32.6% for the three months ended September 30, 2018.

Research and development expenses

Our research and development expenses were Rs.3,662 million for the three months ended September 30, 2019, a decrease of 11% as compared to Rs.4,120 million for the three months ended September 30, 2018. The decrease was primarily on account of a reduction in the expenditures in our proprietary products segment.

As a proportion of our total revenues, our research and development expenses was at 7.6% for the three months ended September 30, 2019, as compared to 10.8% for the three months ended September 30, 2018.

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Other income, net

Our net other income was Rs.135 million for the three months ended September 30, 2019, as compared to net other income of Rs.641 million for the three months ended September 30, 2018. Our net other income for the three months ended September 30, 2018 is higher in comparison to the three ending on September 30, 2019 since it includes a gain of Rs.464 million on account of sale of rights relating to an intangible asset forming part of Company’s Proprietary Products Segment and sale of membership interest in Dr. Reddy’s Laboratories Tennessee, LLC.

Finance income, net

Our net finance income was Rs.231 million for the three months ended September 30, 2019, as compared to net finance income of Rs.625 million for the three months ended September 30, 2018. This decrease in net finance income was due to the following:

•

profit on sale of investments, and unrealized gains on investments recorded at fair value through profit and loss, of Rs.253 million for the three months ended September 30, 2019, as compared to profit on sale of investments of Rs.113 million for the three months ended September 30, 2018;

•	net interest expense of Rs.26 million for the three months ended September 30, 2019, as compared to net interest income of Rs.19 million for the three months ended September 30, 2018; and

•	net foreign exchange gain of Rs.4 million for the three months ended September 30, 2019, as compared to net foreign exchange gain of Rs.493 million for the three months ended September 30, 2018.

Profit before tax

As a result of the above, our profit before tax was Rs.7,664 million for the three months ended September 30, 2019, as compared to Rs.5,780 million for the three months ended September 30, 2018.

Tax expense

Our consolidated weighted average tax rate was benefit of 42.5% for the three months ended September 30, 2019, as compared to an expense of 12.8% for the three months ended September 30, 2018. The effective rate for the three months ended September 30, 2019 was lower as compared to the three months ended September 30, 2018, primarily on account of recognition of deferred tax asset related to unrecognized minimum alternate tax (MAT) credit, resulting from the reduction in MAT rate under Indian tax laws from 21.55% to 17.47% (Refer Note 18 of interim financial statements for further details)

As a result of such reduction in the MAT rate, we have a net tax benefit of Rs.3,261 million for the three months ended September 30, 2019, as compared to a tax expense of Rs.742 million for the three months ended September 30, 2018.

Profit for the period

As a result of the above, our net profit was Rs.10,925 million for the three months ended September 30, 2019, representing 22.8% of our total revenues for such period, as compared to Rs.5,038 million for the three months ended September 30, 2018, representing 13.3% of our total revenues for such period.

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Section B:

Six months ended September 30, 2019 compared to the six months ended September 30, 2018

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the six months ended September 30,
	2019			2018
	Rs. in millions		% of Revenues	Rs. in millions		% of Revenues	Increase/ (Decrease)
Revenues	Rs.	86,444	100.0%	Rs.	75,185	100.0%	15%
Gross profit		47,479	54.9%		41,625	55.4%	14%
Selling, general and administrative expenses		28,842	33.4%		24,478	32.6%	18%
Research and development expenses		7,271	8.4%		8,277	11.0%	(12)%
Other income, net		(3,894)	(4.5)%		(944)	(1.3)%	313%
Results from operating activities		15,260	17.7%		9,814	13.1%	55%
Finance income, net		624	0.7%		781	1.0%	(20)%
Share of profit of equity accounted investees, net of tax		280	0.3%		192	0.3%	46%
Profit before tax		16,164	18.7%		10,787	14.3%	50%
Tax (expense) / benefit, net		1,389	1.6%		(1,188)	(1.6)%	217%
Profit for the period	Rs.	17,553	20.3%	Rs.	9,599	12.8%	83%

Revenues

Our overall consolidated revenues were Rs.86,444 million for the six months ended September 30, 2019, an increase of 15% as compared to Rs.75,185 million for the six months ended September 30, 2018.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the six months ended September 30,
	2019			2018
	Rs. in millions		Revenues % of Total	Rs. in millions		Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.	65,798	76%	Rs.	61,172	81%	8%
PSAI		11,646	13%		11,438	15%	2%
Proprietary Products		7,706	9%		1,502	2%	413%
Others		1,294	2%		1,073	2%	21%
Total	Rs.	86,444	100%	Rs.	75,185	100%	15%

40

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.65,798 million for the six months ended September 30, 2019, an increase of 8% as compared to Rs.61,172 million for the six months ended September 30, 2018.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing increase in revenues of this segment was attributable to the following factors:

•	an increase of approximately 10% resulting from the introduction of new products during the intervening period;

•	an increase of approximately 7% resulting from a net increase in the sales volume of existing products in this segment; and

•	a decrease of approximately 9% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) for the six months ended September 30, 2019 were Rs.30,578 million, an increase of 1% as compared to the six months ended September 30, 2018. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 1% in the six months ended September 30, 2019 as compared to the six months ended September 30, 2018.

During the six months ended September 30, 2019, we launched thirteen new products in North America (the United States and Canada). These new products are Daptomycin injection 500mg, testosterone gel, tobramycin, vitamin K, over-the-counter (“OTC”) calcium carbonate, carboprost tromethamine injection, over-the-counter (“OTC”) guaifenesin and pseudoephedrine HCL, ramelteon tablets, pregabalin capsules, vigabatrin powder for oral solution, bupropion HCL extended release tablets, fosaprepitant injection and docetaxel injection160mg.

India: Our Global Generics segment’s revenues from India were Rs.14,471 million for the six months ended September 30, 2019, an increase of 12% as compared to the six months ended September 30, 2018. During the six months ended September 30, 2019, we launched 13 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries which we refer to as our “Rest of the World” markets, primarily China, South Africa and Brazil) for the six months ended September 30, 2019 were Rs.15,572 million, an increase of 10% as compared to the six months ended September 30, 2018.

Russia: Our Global Generics segment’s revenues from Russia were Rs.8,068 million for the six months ended September 30, 2019, an increase of 6% as compared to the six months ended September 30, 2018. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), also, such revenues increased by 6% for the six months ended September 30, 2019 as compared to the six months ended September 30, 2018. Our over‐the‐counter (“OTC”) division’s revenues from Russia for the six months ended September 30, 2019 were 40% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding efforts.

According to IQVIA, as per its report for the six months ended September 30, 2019, our sales value growth (in Russian roubles) and volume growth from Russia, as compared to the Russian pharmaceutical market, was as follows:

	For the six months ended September 30, 2019
	Dr. Reddy's Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	7.5%	(1.3)%	11.2%	3.4%
Over-the-counter (OTC)	2.8%	(3.3)%	2.2%	(5.1)%
Total (Rx + OTC)	5.4%	(2.0)%	6.6%	(2.4)%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.2,879 million for the six months ended September 30, 2019, an increase of 10% as compared to the six months ended September 30, 2018.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, India and other countries of the former Soviet Union and Romania as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.4,625 million for the six months ended September 30, 2019, an increase of 18% as compared to the six months ended September 30, 2018. This increase was attributable to an increase in sales contribution from markets such as Brazil and China.

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Europe: Our Global Generics segment’s revenues from Europe were Rs. 5,168 million for the six months ended September 30, 2019, an increase of 31% as compared to the six months ended September 30, 2018. This increase was largely attributable to an increase in the sales volumes of our existing products, as well as new products launched between October 1, 2018 and September 30, 2019, the foregoing was partially offset by decrease in sale price of our existing products.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues for the six months ended September 30, 2019 were Rs.11,646 million, an increase of 2% as compared to the six months ended September 30, 2018. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the multiple currencies in the markets in which we operate, this increase was largely attributable to:

•

increased sales of active pharmaceutical ingredients for the six months ended September 30, 2019, primarily attributable to increased sales volumes of existing products, partially offset by net impact of changes in sales prices of existing products, which together increased our PSAI segment’s revenues by approximately 5%; and

•	decreased customer orders in our pharmaceutical development services business, which decreased our PSAI segment’s revenues by approximately 3%.

Proprietary Products

Revenues from our Proprietary Products segment were Rs.7,706 million for the six months ended September 30, 2019, an increase of 413% as compared to Rs.1,502 million for the six months ended September 30, 2018. This increase was primarily on account of Rs.7,229 million (U.S.$105.1 million) towards license fee for selling US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRATM (sumatriptan nasal spray) 10 mg, (formerly referred to as “DFN-02”) to Upsher-Smith Laboratories, LLC.

Gross Profit

Our total gross profit was Rs.47,479 million for the six months ended September 30, 2019, representing 54.9% of our revenues for that period, as compared to Rs.41,625 million for the six months ended September 30, 2018, representing 55.4% of our revenues for that period.

	For the six months ended September 30,
	2019			2018
	(Rs. in millions)
	Gross Profit		% of Segment Revenue	Gross Profit		% of Segment Revenue
Global Generics	Rs.	37,207	56.5%	Rs.	36,867	60.3%
PSAI		2,075	17.8%		2,882	25.2%
Proprietary Products		7,505	97.4%		1,247	83.0%
Others		692	53.5%		629	58.6%
Total	Rs.	47,479	54.9%	Rs.	41,625	55.4%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 56.5% for the six months ended September 30, 2019, from 60.3% for the six months ended September 30, 2018. This decrease was primarily on account of price erosion in some of our key existing products and higher charges from inventory write offs, which was partially offset by the introduction of new products with higher margins during the intervening period.

The gross profits from our PSAI segment decreased to 17.8% for the six months ended September 30, 2019, from 25.2% for the six months ended September 30, 2018. This decrease was primarily on account of changes in existing product mix (i.e., a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products). In the intervening period our sales in our pharmaceutical development services for certain products provided to innovator companies has reduced.

42

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.28,842 million for the six months ended September 30, 2019, an increase of 18% as compared to Rs.24,478 million for the six months ended September 30, 2018.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

an increase of 14% on account of impairment charge of Rs.3,551 million related to three product related intangibles forming part of Company’s Global Generics segment (Refer Note 12 of interim financial statements for further details);

•	an increase of 2% on account of depreciation & amortization expenses;

•	an increase of 1% on account of personnel costs and

•	an increase of 1% on account of freight outward expenses;

As a proportion of our total revenues, our selling, general and administrative expenses are 33.4% for the six months ended September 30, 2019, as compared to 32.6% for the six months ended September 30, 2018.

Research and development expenses

Our research and development costs were Rs.7,271 million for the six months ended September 30, 2019, a decrease of 12% as compared to Rs.8,277 million for the six months ended September 30, 2018. The decreased spending was primarily on account of a reduction in research and development expenditures in our proprietary products segment, partially offset by an increase in expenditures for biosimilars.

Other income, net

Our other income was Rs.3,894 million for the six months ended September 30, 2019, as compared to other income of Rs.944 million for the six months ended September 30, 2018.

This increase was largely on account of Rs. 3,457 million received from Celgene pursuant to an agreement entered towards settlement of any claim the Company or its affiliates may have had for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of REVLIMID brand capsules, (lenalidomide) pending before Health Canada.

The six months period ending as on September 30, 2018 includes a gain of Rs.464 million on account of sale of rights relating to an intangible asset forming part of Company’s Proprietary Products Segment and sale of membership interest in Dr. Reddy’s Laboratories Tennessee, LLC.

Finance income, net

Our net finance income was Rs.624 million for the six months ended September 30, 2019, as compared to net finance income of Rs.781 million for the six months ended September 30, 2018. This decrease in net finance income was attributable to:

•	net interest expense of Rs.101 million for the six months ended September 30, 2019, as compared to net interest expense of Rs.43 million for the six months ended September 30, 2018;

•	net foreign exchange gain of Rs.158 million for the six months ended September 30, 2019, as compared to net foreign exchange gain of Rs.603 million for the six months ended September 30, 2018; and

•

profit on sale of investments and unrealized gains on units of mutual funds of Rs.562 million for the six months ended September 30, 2019, as compared to profit on sale of investments of Rs.221 million for the six months ended September 30, 2018;

•	Other miscellaneous income of Rs.5 million for the six months ended September 30, 2019, as compared to Nil for the six months ended September 30, 2018.

Profit before tax

As a result of the above, our profit before tax was Rs.16,164 million for the six months ended September 30, 2019, an increase of 50% as compared to Rs.10,787 million for the six months ended September 30, 2018.

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Tax expense

Our consolidated weighted average tax rate was benefit of 8.6% for the six months ended September 30, 2019, as compared to an expense of 11.0% for the six months ended September 30, 2018. The effective rate for the six months ended September 30, 2019 was lower as compared to the six months ended September 30, 2018, primarily on account of recognition of deferred tax asset related to unrecognized minimum alternate tax (MAT) credit, resulting from the reduction in MAT rate under Indian tax laws from 21.55% to 17.47% (Refer Note 18 of interim financial statements for further details).

As a result of such reduction in the MAT rate, we have a net tax benefit of Rs.1,389 million for the six months ended September 30, 2019, as compared to a tax expense of Rs.1,188 million for the six months ended September 30, 2018.

Profit for the period

As a result of the above, our net profit was Rs.17,553 million for the six months ended September 30, 2019, representing 20.3% of our total revenues for such period, as compared to Rs.9,599 million for the six months ended September 30, 2018, representing 12.7% of our total revenues for such period.

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ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short‐term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding finance lease obligations) outstanding as of September 30, 2019:

	Amount (Rs. in millions)		Currency(1)	Interest Rate(2)
Pre-shipment credit	Rs.	3,544	USD	1 Month LIBOR + 16.5 to 30 bps
Other working capital borrowings		6,760	USD	1 Month/ 3Months LIBOR + 55 to 78 bps
			RUB	8.49%
			ZAR	1M JIBAR+120 bps
			MXN	TIIE + 1.25%
			INR	9.05%
Long-term borrowings		19,415	USD	1 Month LIBOR + 70 to 82.7 bps

(1)	“INR” means Indian rupees, “USD” means United States dollars, “RUB” means Russian roubles, “MXN” means Mexican pesos, “UAH” means Ukrainian hryvnia and “ZAR” means South African rand.

(2)

“LIBOR” means the London Inter-bank Offered Rate, “TIIE” means the Equilibrium Inter-banking Interest Rate (Tasa de Interés Interbancaria de Equilibrio) and “JIBAR” means the Johannesburg Interbank Average Rate.

Summary of statements of cash flows

The following table summarizes our statements of cash flows for the periods presented:

	For the six months ended September 30,
	2019		2018
	(Rs. in millions)
Net cash from/(used in):
Operating activities	Rs.	19,939	Rs.	5,706
Investing activities		(4,892)		537
Financing activities		(14,293)		(5,145)
Net increase/(decrease) in cash and cash equivalents	Rs.	754	Rs.	1,098

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included Rs.51,425 million available in credit under revolving credit facilities with banks as of September 30, 2019.

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Cash Flows from Operating Activities

The result of operating activities was a net cash inflow of Rs.19,939 million for the six months ended September 30, 2019, as compared to a cash inflow of Rs. 5,706 million for the six months ended September 30, 2018.

The increase in net cash inflow of Rs.14,233 million was primarily due to an increase in our earnings and a temporary decrease in working capital requirements, primarily on account of decrease in inventories and increase in trade payables as of September 30, 2019.

Our average days’ sales outstanding (“DSO”) as at September 30, 2019, March 31, 2019 and September 30, 2018 were 90 days, 90 days and 110 days, respectively. There is no significant change in the DSO compared to March 31, 2019. The decrease in our DSO as compared to September 30, 2018 was primarily on account of sale of our trade receivables in North America (Refer Note 6).

Cash Flows from Investing Activities

Our investing activities resulted in a net cash outflow of Rs.4,892 million and a net inflow of Rs.537 million for the six months ended September 30, 2019 and 2018, respectively. This was primarily due to:

•     an increase in net cash outflow primarily on account of net purchase of investments in bonds and debentures, fixed deposits having an original maturity of more than three months and mutual funds by Rs.6,901 million; and

•     an increase in net cash inflow on account of lower purchase of property, plant and equipment and other intangible assets, net of discards by Rs.885 million, increase in interest income by Rs.195 million and dividend received from equity accounted investees by Rs.392 million .

Cash Flows from Financing Activities

Our financing activities resulted in a net cash outflow of Rs.14,293 million and a net cash outflow of Rs.5,145 million for the six months ended September 30, 2019 and 2018, respectively.

During the six months ended September 30, 2019, the net cash outflow was primarily on account of repayment of short‐term and long-term borrowings of Rs.9,064 million, interest payment of Rs.839 million and a dividend pay-out of Rs.3,916 million.

During the six months ended September 30, 2018, the net cash outflow was primarily on account of repayment of short‐term and long-term borrowings of Rs.332 million, interest payment of Rs.746 million and a dividend pay-out of Rs.4,003 million.

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ITEM 4. OTHER MATTERS

None.

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ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Review report of Independent Registered Public Accounting Firm

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: November 01, 2019	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary

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